TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on October 5, 2000

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

UNIVERSAL ELECTRONICS INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0304817
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6101 Gateway Drive
Cypress, California 90630
(Address of principal executive offices, including zip code)

UNIVERSAL ELECTRONICS INC. 1999A NONQUALIFIED STOCK PLAN
(Full title of the plan)

Richard A. Firehammer, Jr.
Senior Vice President, General Counsel
and Secretary
Universal Electronics Inc.
6101 Gateway Drive
Cypress, California 90630
(714) 820-1000
(Name, address and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered	Proposed Maximum Offering Price per share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.01 par value	1,000,000 shares	$23.9375	$23,937,500	$6,319.50

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(1) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee and based upon the average of the high and low prices as quoted on The Nasdaq Stock Market for September 29, 2000.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information required in Part I of the Registration Statement will be provided to each participant in the Universal Electronics Inc. 1999A NonQualified Stock Plan as required by Rule 428(b)(1). Such documents are not being filed with the Securities and Exchange Commission (the "Commission") in accordance with the instructions to Form S-8, but constitute (along with the documents incorporated by reference into the Registration Statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10 (a) of the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

The following documents of Universal Electronics Inc. (the "Company"), previously filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

2. The Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2000 and June 30, 2000; and

3. The description of the common stock, par value $0.01 per share, of the Company (the "Common Stock") contained in the Company's Form 8-A dated June 6, 1995 (File No. 0-21044),

other than the portions of such documents, which by statute, by designation in such document or otherwise, are not deemed to be filed with the Commission or are not required to be incorporated herein by reference.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part hereof from the date of filing of such documents other than the portions of such documents, which by statute, by designation in such document or otherwise, are not deemed to be filed with the Commission or are not required to be incorporated herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Registration Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at its request as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of being or having been in any such capacity, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 102(b)(7) of the General Corporation Law of the State of Delaware enables a corporation in its certificate of incorporation or an amendment thereto validly approved by stockholders to limit or eliminate the personal liability of its board of directors for violations of the directors' fiduciary duty of care.

Article Seventh of the Restated Certificate of Incorporation of Universal Electronics Inc., as amended, and Article XII of its Amended and Restated By-laws provide that the Company shall indemnify its officers and directors to the full extent permitted by applicable law and that such indemnification shall not be deemed exclusive of any other rights to which any person indemnified may be entitled by law or otherwise. In addition, Article XII of the Restated Certificate of Incorporation of the Company limits the personal liability of its Board of Directors for a breach of the fiduciary duty of care.

The Company has obtained liability insurance on behalf of its directors and officers which provides coverage for certain liabilities and expenses incurred by each director and officer in his capacity as such including certain liabilities under the Securities Act of 1933.

The effect of the foregoing provisions of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation, as amended, and the Company's Amended and Restated By-Laws would be to permit such indemnification by the Company for liabilities arising under the Securities Act of 1933.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits

See the Exhibit Index at Page E-1 of this Registration Statement.

Item 9. Undertakings

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

<table>
<tr><td>(iii)</td><td>to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.</td></tr>
</table>

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

C.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cypress, State of California, this 5th day of October, 2000.

<center>**UNIVERSAL ELECTRONICS INC**</center>

By: /s/ Camille Jayne
         Camille Jayne
         Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 5, 2000.

Signature	Title
/s/ Paul D. Arling Paul D. Arling	President and Chief Operating Officer and Director
/s/ Camille Jayne Camille Jayne	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Mark Belzowski Mark Belzowski	Vice President, Chief Financial Officer and Corporate Controller (Principal Financial and Accounting Officer)
/s/ Bruce A. Henderson Bruce A. Henderson	Director
/s/ William C. Mulligan William C. Mulligan	Director
/s/ J.C. Sparkman J.C. Sparkman	Director
/s/ David Beddow David Beddow	Director

UNIVERSAL ELECTRONICS INC.
EXHIBIT INDEX

Exhibit Number	**Description**
4.1	Restated Certificate of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Form S-1 Registration Statement filed on or about December 24, 1992 (File No. 33-56358))
4.2	Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Form S-1 Registration Statement filed on or about December 24, 1992 (File No. 33-56358))
4.3	Certificate of Amendment, dated June 2, 1995, to the Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-21044))
4.4	Certificate of Amendment, dated July 26, 2000, to the Restated Certificate of Incorporation of the Company (filed herewith)
4.5	Universal Electronics Inc. 1999A NonQualified Stock Plan (filed herewith)
4.6	Form of Stock Option Agreement for the Universal Electronics Inc. 1999A NonQualified Stock Plan (filed herewith)
5	Opinion of Brouse McDowell regarding the validity of the securities being registered (filed herewith)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants (filed herewith)
23.2	Consent of Brouse McDowell (included in Exhibit 5)